Exhibit 99.1

HUDBAY  MINERALS INC.

NOTICE OF  ANNUAL AND SPECIAL MEETING  OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of Hudbay Minerals Inc. (“Hudbay”) will be held at Vantage Venues, St. Andrew’s Hall, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9 on Tuesday, May 7, 2019 at 10:00 a.m. (Eastern Time), for the following purposes:

1.              to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the auditor’s report thereon;

2.              to elect the directors of Hudbay;

3.              to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

4.              to confirm the adoption of By-law No. 2, relating to advance notice requirements for director elections;

5.              to approve a non-binding advisory resolution on executive compensation; and

6.              to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Hudbay is soliciting the enclosed GREEN form of proxy or GREEN voting instruction form (and/or together, the “GREEN Proxy”). The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Hudbay’s Board of Directors has fixed the close of business on March 29, 2019 as the record date, being the date for the determination of the registered holders of Hudbay common shares (“Common Shares”) entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof. Shareholders who acquire Common Shares after March 29, 2019 should make arrangements with the selling shareholder to direct how such Common Shares will be voted at the Meeting.

Shareholders are invited to attend the Meeting. Whether or not you plan to personally attend the Meeting, you are encouraged to vote using your GREEN Proxy well in advance of the proxy voting cut-off at 10:00am (Eastern Time) on May 3, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. All GREEN Proxies must be received by the company’s transfer agent, TSX Trust Company before the proxy cut off. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders can submit votes on their GREEN Proxy to the company’s transfer agent by voting over the internet by going to www.voteproxyonline.com and following the instructions on the webpage (you will need your 12-digit control number located on the form of proxy to vote online) or by facsimile by sending the completed GREEN Proxy to 1-416-595-9593. Registered holders may also vote by using the envelope provided or by mailing the proxy to Hudbay Minerals Inc. c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, Canada M5H 4H1.

Non-registered shareholders of the company who have received this Notice of Meeting and accompanying materials through an intermediary are required to complete and return the materials in accordance with the instructions provided by such intermediary. An intermediary includes a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds Common Shares on behalf of such non-registered shareholder.

If you have any questions or need assistance completing your GREEN Proxy, please contact Hudbay’s proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1-416-304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

DATED at Toronto, Ontario this 5th day of April, 2019.

By Order of the Board of Directors

Alan R. Hibben, Chair